UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒        Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐        No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐        No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐        No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”) hereby discloses to its shareholders and the market in general that its subsidiaries Telemar Norte Leste S.A. (“Telemar”) and BRT Serviços de Internet S.A. (“BRTSI”, and together with Telemar, the “Sellers”) entered into an agreement with SBA Torres Brasil, Limitada (the “Buyer”), in which they committed to transfer shares representing 100% of the capital stock of a company controlled by the Sellers that owns 1,641 mobile telecommunications towers (the “Transaction”), in exchange for the aggregate amount of R$1,172,493,238, on the closing date (the “Closing”), which is expected to occur in December 2014.

The Transaction reinforces and improves the Company’s financial flexibility, allowing it to extend its debt maturities, reduce costs related to financing and strengthen Oi’s liquidity position. In addition, the Transaction will transfer to the Buyer the responsibility for costs and investments in the operation, maintenance and expansion of the towers. It also assures the continued provision of personal mobile services, insofar as the Company leases space in these towers through long-term lease agreements that establish the conditions for the expansion of the leased space.

The conclusion of the Transaction is subject to the satisfaction of the conditions precedent for Closing set forth in the agreement.

Oi will keep its shareholders and the market informed regarding the conclusion of the Transaction and any other events that may affect its terms and conditions.

This Material Fact is disclosed by Oi in compliance with art. 157, §4 of Law No. 6,404/76 and in accordance with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02.

Rio de Janeiro, June 25, 2014.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer